UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December, 2025

Commission File Number: 001-42593

Dolly Varden Silver Corporation
(Translation of registrant's name into English)

595 Burrard Street, Suite 3123

Vancouver BC, Canada V7X 1J1
(604) 609-5137
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [    ] Form 40-F [ X ]

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report dated December 11, 2025

99.2	Contango ORE, Inc. Arrangement Agreement dated December 7, 2025

99.3	Voting Support Agreement (2176423 Ontario Ltd.) dated December 5, 2025

99.4	Voting Support Agreement (Ann Fehr) dated December 5, 2025

99.5	Voting Support Agreement (Darren Devine) dated December 5, 2025

99.6	Voting Support Agreement (Eric Sprott) dated December 5, 2025

99.7	Voting Support Agreement (James Sabala) dated December 5, 2025

99.8	Voting Support Agreement (Michael Henrichsen) dated December 5, 2025

99.9	Voting Support Agreement (Robert McLeod) dated December 5, 2025

99.10	Voting Support Agreement (Robert van Egmond) dated December 5, 2025

99.11	Voting Support Agreement (Shawn Khunkhun) dated December 5, 2025

99.12	Voting Support Agreement (Tim Clark) dated December 5, 2025

99.13	Voting Support Agreement (Fury Gold Mines Limited) dated December 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dolly Varden Silver Corporation

Date: December 12, 2025	By:	/s/Ann Fehr
	Name:	Ann Fehr
	Title:	Chief Financial Officer